833 EAST MICHIGAN STREET MILWAUKEE, WISCONSIN 53202 Tel 414-273-3500 Fax 414-273-5198 www.GKLAW.COM

March 23, 2016

VIA EDGAR

Ms. Amy Miller

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:

Frontier Funds, Inc. (Registration Nos.: 333-7305; 811-07685)
Form N-1A – Frontier Silk Invest New Horizons Fund

Dear Ms. Miller:

The purpose of this letter is to respond to oral comments received from you on Friday, January 8, 2016, regarding the registration statement on Form N-1A (“Registration Statement”) filed by Frontier Funds, Inc. (the “Registrant” or the “Company”) on November 24, 2015, relating to the Frontier Silk Invest New Horizons Fund (the “Fund”).

The Company understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings and (3) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

Prospectus

1.

Comment:  Please revise the second sentence in footnote 2 to the expense table to indicate that any recoupment by Frontegra Asset Management, Inc. (“Frontegra”) of fees waived and/or expenses reimbursed within a three-year period from the time the expenses were incurred is subject to the expense limitation in place at the time of the recoupment.

Response:  The Registrant has revised footnote 2 to the expense table to read as follows:

Pursuant to an expense cap agreement between Frontegra Asset Management, Inc. (“Frontegra”), the Fund’s investment adviser, and the Fund, Frontegra has contractually agreed to waive its management fee and/or reimburse the Fund’s operating expenses to

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Ms. Amy Miller

U.S. Securities and Exchange Commission

the extent necessary to ensure that the Fund’s total operating expenses (excluding taxes, interest, brokerage commissions, acquired fund fees and expenses (“AFFE”) and extraordinary expenses) do not exceed 1.85% and 2.00% of the Fund’s average daily net assets for Institutional Class and Service Class shares, respectively.  Frontegra is entitled to recoup the fees waived and/or expenses reimbursed within a three-year period from the time the expenses were incurred to the extent of the expense limitations described above and in place at the time of the recoupment.  The expense cap agreement will continue in effect until October 31, 2018, with successive renewal terms of one year unless terminated by Frontegra or the Company prior to any such renewal.

2.

Comment:  Please confirm the parties to the expense limitation agreement in place with respect to the Fund.

Response:  The parties to the expense limitation agreement are Frontegra and the Company, on behalf of the Fund.

3.

Comment:  The Prospectus indicates the expense limitation agreement will be in place until October 31, 2017, with successive renewals of one year unless terminated by Frontegra or the Company prior to any such renewal.  Please revise the 3-year expense example so that the expense limitation is reflected for the first year and only the first 9 months of the second year.

Response:  The Registrant responds by revising the Prospectus to indicate the expense limitation agreement will be in place until October 31, 2018, with successive renewals of one year unless terminated by Frontegra or the Company prior to such renewal.  Accordingly, the Registrant respectfully declines to make the requested change to the 3-year expense example.  The Registrant further responds by making corresponding changes throughout the Prospectus and SAI.

4.

Comment:  The principal investment strategy disclosure states that under normal market conditions the Fund will invest “at least 80% of its net assets in securities of issuers located in frontier markets or whose primary operations or principal trading markets are in frontier markets.”  To comply with the requirements of Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) revise the principal investment strategy disclosure in the summary prospectus and the statutory prospectus to indicate the Fund will invest 80% of its net assets plus any borrowings for investment purposes in securities of issuers located in frontier markets.

Response:  The Registrant respectfully declines to make the requested change.  The Fund’s name does not connote investments in a specific type of investment. As a result, the Fund is not subject to the requirements of Rule 35d-1 under the 1940 Act.  However, because the Fund does intend to follow an investment strategy that seeks to provide exposure to the returns of frontier markets, it will invest at least 80% of its net assets in securities of issuers located in, economically tied to or related to, frontier markets.  Please note the Fund does not intend to borrow for investment purposes.

Ms. Amy Miller

U.S. Securities and Exchange Commission

5.

Comment:  With respect to the Fund’s strategy of investing 80% of its net assets “in securities of issuers located in frontier markets or whose primary operations or principal trading markets are in frontier markets,” please explain supplementally the criteria Silk will use to evaluate whether an issuer is located in a frontier market or has its primary operations in a frontier market.

Response:  The Registrant responds supplementally by stating that Silk considers an issuer to be located in a frontier market if it is legally domiciled in a frontier market or has its headquarters there.  An issuer will be deemed to have its primary operations in a frontier market if it has at least 50% of its assets in a frontier market, as defined by Silk, or derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services provided in a frontier market.

6.

Comment:  Page 2 of the Prospectus states “in general, ‘frontier’ market countries are currently considered by the Fund’s subadviser, Silk Invest Limited (“Silk”), to be those countries included in the MSCI Frontier Markets Index, Russell Frontier Index, FTSE Frontier Index and S&P Frontier BMI Index.”  Please clarify whether a country would need to be included in all of the listed indexes in order to be considered a “frontier” market by Silk.

Response:  The Registrant responds by noting that a country would not need to be included in all of the listed indexes in order to be considered a “frontier” market by Silk. The second sentence under “Principal Investment Strategy” on page 2 of the Prospectus has been revised as follows:  “In general, ‘frontier’ market countries are currently considered by Silk to be those countries included in at least one of the following frontier markets indices: MSCI Frontier Markets Index, Russell Frontier Index, FTSE Frontier Index or S&P Frontier BMI Index.”

7.

Comment:  Please confirm supplementally whether the Fund intends to predominantly invest in equity securities.  If the Fund intends to principally invest in fixed income securities, add the appropriate disclosures to the principal investment strategy and principal risk sections of the Prospectus.

Response:  The Registrant confirms supplementally that the Fund will invest predominantly in equity securities.  In certain countries where market restrictions prohibit direct investment by the Fund, the Fund will gain exposure through investment in participation notes which are equity-linked derivatives issued by banks or broker-dealers that are designed to replicate the performance of certain issuers.

8.

Comment:  The Prospectus states that the Fund may have significant investments in the financial services sector.  Please confirm supplementally that the Fund does not intend to concentrate in a particular industry.  Please add disclosure to either the principal investment strategy or principal risk disclosures in the Prospectus to identify the industries within the financial services sector in which the Fund may invest.

Ms. Amy Miller

U.S. Securities and Exchange Commission

Response:  The Registrant confirms supplementally that the Fund does not intend to concentrate in a particular industry.  The Fund’s investments in the financial services sector may include investments in any of the various industries that comprise the financial services sector including commercial banking, investment banking and brokerage, consumer finance, insurance and real estate management.  The Registrant has revised the “Financial Services Sector Risks” disclosure on page 7 of the Prospectus as follows:

Financial Services Sector Risks.  To the extent that the Fund invests a significant portion of its assets in the financial services sector, the Fund will be sensitive to changes in, and its performance will depend to a greater extent on, the overall condition of the financial services sector.  The financial services sector includes, among others, the following industries:  commercial banking, investment banking and brokerage, consumer finance, insurance and real estate management.  Companies in the financial services sector may be subject to extensive government regulation that affects the scope of their activities, the prices they can charge and the amount of capital they must maintain.  The profitability of companies in the financial services sector may be adversely affected by increases in interest rates, by loan losses, which usually increase in economic downturns, and by credit rating downgrades.  In addition, the financial services sector is undergoing numerous changes, including continuing consolidations, development of new products and structures and changes to its regulatory framework.

9.

Comment:  The principal risk disclosures for the Fund include a “Small- and Medium-Capitalization Company Risks.”  Please add disclosure to the principal investment strategy for the Fund to indicate that the Fund intends to invest in small- and medium- capitalization companies as a principal investment strategy.

Response:  The Registrant responds by revising the first paragraph following the representative list of frontier markets on page 2 of the Prospectus and the second paragraph under “Principal Investment Strategy” on page 6 of the Prospectus to read as follows:

The Fund will predominantly invest in equity securities.  The Fund may invest in companies of any market capitalization.  The Fund’s exposure to certain frontier markets may also be effected through participation notes (“P-Notes”), which are equity-linked derivatives issued by banks or broker-dealers that are designed to replicate the performance of certain issuers.  The Fund may have significant investments in the financial services sector.

10.

Comment:  In the “New Fund Risks” disclosure, please delete the language after the first sentence in that disclosure.  Please add language indicating that Silk has not previously managed an investment company that was registered with the SEC.

Response:  The Registrant has made the requested change. The “New Fund Risks” disclosures on pages 3 and 8 have been revised as follows:

Ms. Amy Miller

U.S. Securities and Exchange Commission

New Fund Risks.  The Fund is a new mutual fund, which has no history of operations. Silk has not previously acted as investment adviser or subadviser to an investment company registered with the SEC.  As the subadviser to a mutual fund, Silk will be subject to additional limitations imposed by the Investment Company Act of 1940, as amended, and the Internal Revenue Code of 1986, as amended.  Additionally, there can be no assurance that the Fund will grow to or maintain an economically viable size.

11.

Comment:  In the Management table on page 4 of the Prospectus, consider re-ordering the list of the portfolio managers of the Fund so that Olufunmilayo Akinluyi, the Lead Portfolio Manager for the Fund is listed first.

Response:  The Registrant responds by making the requested change.

12.

Comment:  The discussion of management fees on page 9 of the Prospectus includes the following disclosure: “The expense cap agreement has the effect of lowering the overall expense ratio for the Fund and increasing the Fund’s overall return to investors during the time any such amounts are waived and/or reimbursed.”  Consider either deleting that sentence or adding disclosure to indicate that during any period which Frontegra recoups fees under the expense cap agreement, the expense ratio for the Fund would increase, subject to the expense cap.

Response:  The Registrant responds by adding the following disclosure to the discussion of management fees on page 9 of the Prospectus:

The expense cap agreement has the effect of lowering the overall expense ratio for the Fund and increasing the Fund’s overall return to investors during the time any such amounts are waived and/or reimbursed.  The expense cap agreement may have the effect of increasing the Fund’s overall expense ratio during periods where Frontegra recoups previously waived or reimbursed expenses, subject to the expense limitation agreement in place at the time of the recoupment.

13.

Comment:  Page 13 of the Prospectus indicates that shares that have been held for 30 days or less are subject to a redemption fee of 2.00%.  Page 14 of the Prospectus, under the heading “Redemption Fee” indicates that shares redeemed 180 days or less from their date of purchase will be subject to the redemption fee.  Please revise the Prospectus to ensure those disclosures are consistent.

Response:  Shares of Fund will be subject to a redemption fee for 180 days after purchase.  The Registrant responds by revising the language on Page 13 of the Prospectus to indicate that “shares that have been held for 180 days or less are subject to a redemption fee of 2.00%.”

14.

Comment:  Page 18 of the Prospectus states that the Fund has succeeded to the tax basis of the securities acquired from a private investment fund (the “Private Fund”).  Please confirm that the Fund will be acquiring all of the assets of the Private Fund.  Please also

Ms. Amy Miller

U.S. Securities and Exchange Commission

explain supplementally the nature of the conversion and how it is being done in compliance with Section 17 of the Investment Company Act of 1940, as amended.

Response:  The Fund will be acquiring all of the assets of the Private Fund pursuant to a plan of conversion (the “Plan”).  The Plan provides that the conversion will be effected in accordance with the Registrant’s Rule 17a-7 Procedures and the applicable provisions of Rule 17a-8, in accordance with the GuideStone Financial (December 27, 2006) no-action letter.  Under the terms of the Plan, the Private Fund will transfer of all of its assets to the Fund in exchange for the issuance of Fund shares.  The Plan provides that the Private Fund will discharge all of its liabilities and obligations prior to the date of conversion.  Consistent with the requirements set forth in the GuideStone Financial no-action letter:

•

The Fund will be a shell portfolio as of the time of the conversion;

•

The in-kind securities accepted by the Fund will consist of securities that are appropriate, in type and amount, for investment by the Fund in light of its investment objectives and policies;

•

The Private Fund will transfer all of its portfolio securities at the time of the conversion to the Fund;

•

The Private Fund and the Fund will follow the Company’s valuation procedures and thus will use the same procedures for determining the values of the securities held by the Private Fund and the amount of shares to be issued;

•

Any security to be transferred by the Private Fund for which a value from an independent pricing service is not available will be valued at fair value based on a report from an independent evaluator, which may include an independent pricing service;

•

The transfer of securities and shares between the Private Fund and the Fund will be effected simultaneously;

•

The Fund will comply with the recordkeeping requirements described in the letter;

•

Frontegra, consistent with its fiduciary duties, will disclose to the independent directors of the Company the existence of, and all the material facts relating to, any conflicts of interest between Frontegra and the Fund with regard to the conversion to facilitate the ability of the independent directors to evaluate and approve the conversion; and

•

Frontegra and Silk, not the Private Fund or the Fund, will bear the costs associated with the conversion.

15.

Comment:  In accordance with the AICPA expert panel minutes from January 29, 2013, and May 22, 2013, as well as the requirements of Regulation S-X 3-18, please include audited financial statements for the Private Fund’s two most recently completed fiscal years in the Fund’s SAI.

Ms. Amy Miller

U.S. Securities and Exchange Commission

Response:  The Registrant will include the audited financial statements for the Private Fund’s two most recently completed fiscal years as appendices to the Fund’s SAI.

16.

Comment:  Please explain supplementally the tax treatment for the purchase and sale of securities by the Fund from the Private Fund.

Response:  The Fund will succeed to the tax basis of the securities acquired from the Private Fund, which has been managed by Silk in the frontier markets strategy.  Under Section 362(a) of the Internal Revenue Code of 1986, as amended (the “Code”), the Fund’s basis in the securities acquired from the Private Fund will equal the basis of the securities held by the Private Fund as such securities are deemed owned by the sole member of the Private Fund for federal income tax purposes, unless the securities had a net built-in loss immediately prior to the acquisition.  In accordance with Section 1223(2) of the Code, the holding period of the securities acquired from the Private Fund includes the period during which such securities were deemed held by sole owner of the Private Fund.

The following disclosure regarding the tax treatment of securities acquired from the Private Fund appears in the “Distributions and Federal Income Tax Treatment” section of the prospectus:  “Shareholders should be aware that as the Fund sells such portfolio securities that were acquired from the Private Fund, any unrealized gain inherent in such securities at the time the Fund acquired such securities, along with any appreciation that occurred while the Fund held such securities, may be recognized by the Fund, and any such recognized gain will be distributed to Fund shareholders and will be taxable to them for federal income tax purposes.  Accordingly, a shareholder of the Fund may be taxed on appreciation that occurred before the shareholder purchased shares of the Fund, including appreciation that occurred prior to the Fund’s acquisition of portfolio securities from the Private Fund.”

17.

Comment:  Please confirm supplementally that the Fund will not invest greater than 15% of its net assets in illiquid securities.

Response:  The Registrant confirms supplementally that the Fund will not invest greater than 15% of its net assets in illiquid securities.

Statement of Additional Information

18.

Comment:  Please explain supplementally how the inclusion of the word “Frontier” in the name of each series of the Company complies with Rule 35d-1 of the 1940 Act.

Response:  As set forth in Response No. 4, above, Rule 35d-1 does not apply to the word “Frontier” in the name of the series of Frontier Funds, Inc.  Rule 35d-1 requires an investment company to invest at least 80% of its assets in the type of investment suggested by its name.  The “Frontier” in each Fund’s name is derived from Frontier Partners, Inc. a consulting firm that is affiliated with Frontegra.  The Registrant is using

Ms. Amy Miller

U.S. Securities and Exchange Commission

the name “Frontier” as a brand name for the Funds in the investment company family.  The Registrant believes it is reasonable to use the “Frontier” brand name of Frontier Partners, Inc. given the long standing relationship between the Registrant, Frontegra and Frontier Partners, Inc. and the fact that the word “Frontier” does not refer to a type of investment. The Registrant also believes it is significant that the word “Frontier” in each Fund’s name is not followed by the word “markets.” “Frontier,” by itself, does not have the same connotation as “frontier markets.”  Furthermore, for each Fund in the investment company family, the Registrant uses the same approach to naming the Fund: the Fund name begins with “Frontier” and it is followed by the name of the subadviser or adviser.  This approach greatly mitigates any risk of investor confusion that “Frontier” could refer to a type of investment.

The Registrant further notes that there are other funds that have “frontier” in their name and do not have a principal investment strategy of investing in frontier market securities.  Frontier Capital Management Co. LLC serves as the subadviser to both the AMG Frontier Small Cap Growth Fund and the Frontier Mid Cap Growth Portfolio.  Neither fund invests in frontier markets as a principal or non-principal investment strategy.  The Columbia Frontier Fund, Inc., acquired by the Columbia Small Cap Growth Fund I, Inc. in March 2013, also did not invest in frontier markets as a principal or non-principal investment strategy.

Please note that the name change of the Company and each existing series of the Company was disclosed to shareholders in the Company’s annual report for the period ended June 30, 2014.  The letter to shareholders stated:  “As we embark on a new fiscal year, I want to inform you of a name change for the funds — from the Frontegra Funds to the Frontier Funds — that will formally take place in the fourth quarter of 2014. Absolutely nothing will change with regard to your investments or the advisers and subadvisers managing the funds; the name change is strictly cosmetic in nature.”  In addition, the name change was reflected in the prospectuses in a separate section entitled “Recent Events” and the SAI dated October 31, 2014.

Please note that the first new series with “Frontier” in the name – the Frontier MFG Global Plus Fund – was registered pursuant to a 485(a) filing on January 7, 2015, which was reviewed by the staff.

19.

Comment:  Given the proposed winding down of the U.S. Department of Treasury’s preferred stock purchase agreement with Fannie Mae and Freddie Mac, consider deleting the disclosure on page B-16 of the SAI describing the preferred stock purchase agreement.

Response:  The Registrant responds by deleting the last two sentences of point “1.” under “Short-Term Fixed Income Securities” on page B-16.

Ms. Amy Miller

U.S. Securities and Exchange Commission

20.

Comment:  In the Directors and Officers table starting on page B-21 of the SAI, consider removing disclosure for each listed person for experience that is more than 10 years old.

Response:  The Registrant respectfully declines to make the suggested change.  Item 17(b)(10) requires the Registrant to describe the specific experience, qualifications, attributes and skills that lead to the conclusion that a person should serve as a director for the Fund and that if material, this disclosure should cover more than the past five years.  The Registrant believes that all of the information included in the directors and officers table starting on page B-21 is material to the qualifications of each director and officer to serve in their respective positions with the Company.

21.

Comment:  The disclosure relating to the compensation paid to Silk under the subadvisory agreement with Frontegra appears to describe a two-tiered fee schedule, which the SEC has not previously approved.  Please revise the disclosure to add a description of how Silk’s compensation will be calculated and explain supplementally how the fee schedule is permissible under the 1940 Act.  Specifically, how can the fees increase after three years if Silk is not providing different services to the Fund?  Please explain how the Registrant’s board of directors will be comfortable approving such a fee structure.

Response:  The Registrant respectfully declines to make the suggested revision.  Due to foreign market transfer restrictions, the Private Fund, which is managed by Silk, cannot legally transfer certain securities to the Fund without significant delays.  Accordingly, so that the Fund can obtain the benefit of owning those securities, the Private Fund must sell the securities and the Fund must purchase the securities.   Frontegra and Silk have agreed that that the transaction costs associated with the sale and purchase of the securities should not be borne by either the Private Fund or the Fund.  As such, Frontegra has agreed to bear up to $200,000 of the transaction costs of the Private Fund and the Fund relating to the securities.  Silk has also agreed to be responsible for any transaction costs exceeding $200,000.

Accordingly, the initial subadvisory fee schedule reflects Frontegra’s $200,000 commitment and Silk’s agreement to accept a reduced initial subadvisory fee of 70% of the net advisory fee received by Frontegra after giving effect to the expense limitation agreement with the Fund.  The initial fee schedule will be in place until the later of: (i) a period of three years, or (ii) the date on which the difference between (a) the amount of net advisory fees retained by Frontegra after paying Silk pursuant to the initial fee schedule and (b) the amount of net advisory fees Frontegra would have retained after paying Silk had the second fee schedule been in place, is equal to amount Frontegra bears of the transaction costs up to $200,000.  Following that date, Silk’s subadvisory fee will increase to 75% under the second fee schedule.  This is an arm’s-length agreement between the parties, which benefits both the Private Fund and the Fund.  Additionally, this agreement is permissible under the 1940 Act because the

Ms. Amy Miller

U.S. Securities and Exchange Commission

compensation is precisely described in the agreement, in accordance with Section 15(a)(1), and will have been approved by the board of directors and initial shareholder of the Fund in accordance with Section 15(a) and 15(c) of the 1940 Act.  Furthermore, the subadvisory fees are paid by Frontegra, not the Fund.

The proposed fee structure and facts supporting it will be presented to the Registrant’s board of directors for review and approval.   We believe there is a sufficient basis for the Registrant’s board of directors to approve the fee structure given the unique circumstances of the reimbursement of the transaction costs and the attendant benefit to shareholders.  Please note that the fee schedule will be in place for at least three years, and thus the second fee schedule is subject to approval of the board of directors prior to implementation in accordance with Section 15(a)(2).

22.

Comment: Please explain the relationship between Frontier Partners, Inc., Frontegra and the Company.  Please confirm supplementally that the compensation paid to Frontier Partners, Inc. under consulting agreements with the subadvisers is not contingent on the subadvisers acting as subadvisers for the Funds.  Please supplementally provide a copy of the consulting agreement between Frontier Partners, Inc. and Silk Invest Limited.

Response: Frontegra and Frontier Partners, Inc. are affiliated entities.  Frontegra serves as adviser to each series of the Company with the exception of the Frontier Timpani Small Cap Growth Fund.  Frontegra and Frontier Partners, Inc. are wholly-owned by William D. Forsyth, III.  The Registrant confirms supplementally that the compensation paid to Frontier Partners, Inc. is not contingent on a subadviser with whom Frontier Partners, Inc. has a contractual relationship serving as subadviser to a series of the Company.  Registrant has supplementally provided a copy of the consulting agreement between Frontier Partners, Inc. and Silk Invest Limited.

*****

Please call me at 414.287.9517 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Ellen R. Drought

Ellen R. Drought